UNITED STATES                      ---------------------------
  SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
       Washington, D.C. 20549                   ---------------------------
								OMB Number: 3235-0058
              FORM 12b-25                       ---------------------------
								Expires: January 31, 2002
      NOTIFICATION OF LATE FILING			---------------------------
								Estimated average burden
								hours per response. . .2.50
								---------------------------
								SEC FILE NUMBER
								000-26008
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(Check One):  [] Form 10-K [] Form 20-F 		CUSIP NUMBER
[] Form 11-K [x] Form 10-Q [] Form N-SAR 		---------------------------

For Period Ended: March 31, 2001
[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR
For the Transition Period Ended: ---------------------------------

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ClickAction Inc.
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Full Name of Registrant

---------------------------------
Former Name if Applicable

2197 East Bayshore Road
---------------------------------
Address of Principal Executive Office (Street and Number)

Palo Alto, CA 94303
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]	(b)	The subject annual report, semi-annual report, transition report
	 on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(b) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

ClickAction Inc. has not completed the closing of its books for its fiscal quarter ended March 31, 2001 due to a recent product recall that must be reflected in the financial results for such period.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification


-----------------------		----------------	   -------------------
(Name)				(Area Code)		   (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
										[x]  Yes  []  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

										[x]  Yes  []  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's total revenues for the three months ended March 31, 2001 were approximately $8.2 million, compared to $6.0 million for the corresponding period for the prior fiscal year. Revenues for the three months ended
March 31, 2001 were less than expected due primarily to the Company's recall of certain software products. In addition, during the three months ended
March 31, 2001, a significantly higher percentage of the Company's total revenues were derived from email relationship management products and services than in the corresponding period of the prior year.

                              ClickAction Inc.
		  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2001		By   /s/ Gregory W. Slayton
					    ---------------------------
					    Gregory W. Slayton
                                  President, Chief Executive Officer
					    and Director